MAIN STREET TRUST, INC.
Offer to Purchase for Cash Up To
1,200,000 Shares of Its Common Stock

April 23, 2002

Dear Shareholder:

        Main Street Trust, Inc.'s current capital base exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our shareholders. The Board of Directors has approved a repurchase of up to 1,200,000 shares of Main Street Trust's Common Stock, $0.01 par value per share (the "Shares"), or approximately 10.7 percent of our 11,192,040 outstanding Shares, at a purchase price of $23.00 per Share. A copy of the Offer to Purchase is enclosed.

        If you own less than 100 Shares and tender all of your Shares, you will receive priority and have all of your Shares purchased even if more than 1,200,000 Shares are tendered. No brokerage fees or commissions will be charged to you if you tender your Shares.

        The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents.

        We encourage you to read carefully the Offer to Purchase, Letter of Transmittal, and related documents. Neither Main Street Trust nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares, or at what price shares should be tendered. Directors, officers and affiliates of Main Street Trust have indicated that they do not intend to tender shares pursuant to our offer.

        To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the Information Agent and Dealer Manager. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the Information Agent/Dealer Manager toll free at (877) 298-6520.

        Please note that the offer is scheduled to expire at 5:00 p.m., Champaign, Illinois time, on May 31, 2002, unless extended by Main Street Trust. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,

Van A. Dukeman
President and Chief Executive Officer
Main Street Trust, Inc.